



BKLYN Local Draft LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $50,000

Offering End Date: September 19, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: BKLYN Local Draft LLC

Founded: August 25, 2009

Address: 220 West Houston
            Manhattan, NY 10014

Industry: Drinking Places

Employees: 6

Website: https://www.brooklyneer.com/

Use of Funds Allocation:

If the maximum raise is met:

$47,000 (94.00%) – of the proceeds will go towards working capital- marketing and rebrand

$3,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 227 Followers





Business Metrics:

	FY22	FY23	YTD 6/30/2024
Total Assets	$313,035	$377,313	$380,829
Cash & Cash Equivalents	$2,041	$98,769	$3,571
Accounts Receivable	$222,376	$196,113	$293,586
Short-term Debt	$197,470	$243,992	$188,560
Long-term Debt	$304,692	$299,575	$299,575
Revenue	$934,274	$1,366,087	$721,542
Cost of Goods Sold	$264,956	$294,128	$144,280
Taxes	$0	$0	$0
Net Income	-$51,488	$22,873	$58,948

Recognition:

BKLYN Local Draft LLC (DBA The Brooklyneer) has been the go-to place for Manhattanites, commuters, neighborhood denizens, and tourists to experience the best of Brooklyn without traveling there. It remains a favorite spot of many who have made lifelong memories there.

About:

BKLYN Local Draft LLC (DBA The Brooklyneer) has brought the best tastes of Brooklyn to Manhattan through local beer, food and craft cocktails for the past 15 years. It has been a favorite spot of those who want to experience local Brooklyn fare without having to take the subway there.

For more information, contact our Customer Support Team at support@thesmbx.com

